21 August 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 21 August 2007 it purchased 600,000 Reed
Elsevier PLC ordinary shares at a price of 579.7242 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 28,313,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,275,660,062 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 21 August 2007, it purchased 600,000 Reed
Elsevier NV ordinary shares at a price of Euro12.6152 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed
Elsevier NV holds 20,641,500 Reed Elsevier NV ordinary shares in treasury, and has 738,861,887 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).